Exhibit 97.1

Incentive-Based Compensation Clawback Policy

1.	Purpose

The Board of Directors (the “Board”) of Flushing Financial Corporation (the “Company”) has adopted this Incentive-Based Compensation Clawback Policy (the “Policy”) for the purpose of enabling the Company to recover certain incentive compensation in the event that the Company is required to prepare an Accounting Restatement (as defined in Section 6). This Policy is intended to comply with, and shall be interpreted to be consistent with, Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 promulgated under the Exchange Act (“Rule 10D-1”), and Nasdaq Listing Rule 5608 (the “Listing Standards”). Unless otherwise defined in this Policy, capitalized terms shall have the meaning ascribed to such terms in Section 6.

2.	Policy Scope
2.1	Employees Covered

This policy applies to all Incentive-Based Compensation received by a Covered Executive:

(i)	after beginning services as a Covered Executive;
(ii)	who served as Covered Executive at any time during the performance period for such Incentive-Based Compensation;
(iii)	while the company had a listed class of securities on a national securities exchange or a national securities association; and
(iv)	during the Applicable Period.

2.2	Effective Date; Retroactive Application

This Policy shall be effective as of October 2, 2023 (the “Effective Date”). The terms of this Policy shall apply to any Incentive-Based Compensation that is received by Covered Executives on or after the Effective Date, even if such Incentive-Based Compensation was approved, awarded, granted or paid to Covered Executives prior to the Effective Date. Without limiting the generality of Section 5.1(b) hereof, and subject to applicable law, the Committee may affect recovery under this Policy from any amount of compensation approved, awarded, granted, payable or paid to the Covered Executives prior to, on or after the Effective Date.

2.3	Amendment; Termination

The Board may amend, modify, supplement, rescind or replace all or any portion of this Policy at any time from time to time in its discretion, and shall amend this Policy as it deems necessary to comply with applicable laws or any rules or standards adopted by a national securities exchange on which the Company’s securities are listed.

3.	Policy Statement

This Policy shall be administered by the Compensation Committee of the Board (the “Committee”) unless otherwise determined by the Board. The Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration of this Policy, in each case to the extent permitted under the Listing Standards. Any and all determinations made by the Committee pursuant to the provisions of this policy shall be final and binding on all persons, including the Company, its affiliates, its stockholders and Covered Executives. Any action or inaction by the Committee with respect to a Covered Executive under this Policy in no way limits the Committee’s actions or decisions not to act with respect to any other Covered Executive under this Policy or under any similar policy, agreement or arrangement, nor shall any such action or inaction serve as a waiver of any rights the Company may have against any Covered Executive other than as set forth in this Policy.

In the administration of this Policy, the Committee is authorized and directed to consult with the full Board or such other committees of the Board, such as the Audit Committee, as may be necessary or appropriate as to matters within the scope of such other committee’s responsibility and authority. Subject to any limitation at applicable law, the Committee may authorize and empower any officer or employee of the Company to take any and all actions necessary or appropriate to carry out the purpose and intent of this Policy (other than with respect to any recovery under this Policy involving such officer or employee).

3.1	Review

This Policy will be reviewed periodically, but in no event less than once every twelve (12) months, and will be approved by the Board of Directors annually.

4.	Policy Administration
4.1	Authority
a.

The Bank President and Chief Executive Officer (“President”) has been delegated authority from the Board of Directors to implement the Incentive-Based Compensation Clawback Policy and the President has delegated oversight of the Incentive-Based Compensation Clawback Policy to the Chief Operating Officer.

b.	The Chief Operating Officer has the authority to implement the provisions of this Policy and delegates further authority to the Director of Human Resources.
c.	The Director of Human Resources has the authority to implement the provisions of this Policy and to further delegate such authority as deemed appropriate.
4.2	Responsibility and Accountability
a.	Board of Directors

The Board of Directors of the Bank provides oversight of the Bank’s activities including activities which pertain to the Incentive-Based Compensation Clawback Policy.

b.	The Business Owners

The Director of Human Resources is responsible for monitoring and tracking all matters that relate to the Incentive-Based Compensation Clawback Policy.

5.	Policy Standards
5.1	Clawback Requirement

In the event the Company is required to prepare an Accounting Restatement, the Company shall promptly recover the amount of any Erroneously Awarded Compensation received by any Covered Executive, as calculated pursuant to Section 5.1(a) hereof, during the Applicable Period.

The Company’s obligation to recover Erroneously Awarded Compensation is not dependent on if or when the Company files restated financial statements. Recovery under this Policy with respect to a Covered Executive shall not require the finding of any misconduct by such Covered Executive or any responsibility of such Covered Executive for the accounting error leading to an Accounting Restatement.

a.	Erroneously Awarded Compensation: Amount Subject to Recovery

The amount of “Erroneously Awarded Compensation” subject to recovery under the Policy, as determined by the Committee, is the amount of Incentive-Based Compensation received by the Covered Executive that exceeds the amount of Incentive-Based Compensation that would have been received by the Covered Executive had it been determined based on the restated amounts.

Erroneously Awarded Compensation shall be computed by the Committee without regard to any taxes paid by the Covered Executive in respect of the Erroneously Awarded Compensation.

By way of example, with respect to any compensation plans or programs that take into account Incentive-Based Compensation, the amount of Erroneously Awarded Compensation subject to recovery hereunder includes, but is not limited to, the amount contributed to any notional account based on Erroneously Awarded Compensation and any earnings accrued to date on that notional amount.

For Incentive-Based Compensation based on stock price or TSR: (a) the Committee shall determine the amount of Erroneously Awarded Compensation based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or TSR upon which the Incentive- Based Compensation was received; and (b) the Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to The Nasdaq Stock Market (“Nasdaq”).

b.	Clawback Method

The Committee shall determine, in its sole discretion, the timing and method for promptly recovering Erroneously Awarded Compensation hereunder, which may include without limitation (a) seeking reimbursement of all or part of any cash or equity-based award, (b) cancelling prior cash or equity-based awards, whether vested or unvested or paid or unpaid, (c) cancelling or offsetting against any planned future cash or equity-based awards, (d) forfeiture of deferred compensation, subject to compliance with Section 409A of the Code and the regulations promulgated thereunder and (e) any other method authorized by applicable law or contract. Subject to compliance with any applicable law, the Committee may affect recovery under this Policy from any amount otherwise payable to the Covered Executive, including amounts payable to such individual under any otherwise applicable Company plan or program, including base salary, bonuses or commissions and compensation previously deferred by the Covered Executive.

The Company is authorized and directed pursuant to this Policy to recover Erroneously Awarded Compensation in compliance with this Policy unless the Committee determines that recovery would be impracticable solely for the following limited reasons, and subject to the following procedural and disclosure requirements:

●	The direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Committee must make a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to recover and provide that documentation to Nasdaq;

●	Recovery would violate home country law where that law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of home country law, the Committee must obtain an opinion of home country counsel, acceptable to Nasdaq, that recovery would result in such a violation and must provide such opinion to Nasdaq; or
●	Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.
5.2	Prohibition on Covered Executive Indemnification and Insurance Reimbursement

Notwithstanding the terms of any indemnification or insurance policy or any contractual arrangement with any Covered Executive that may be interpreted to the contrary, the Company shall not indemnify any Covered Executive against the loss of any Erroneously Awarded Compensation, including any payment or reimbursement for the cost of third-party insurance purchased by a Covered Executive to cover any such loss.

5.3	Committee Indemnification

Any members of the Committee, and any other members of the Board who assist in the administration of this Policy, shall not be personally liable for any action, determination or interpretation made with respect to this Policy and shall be fully indemnified by the Company to the fullest extent under applicable law and Company policy with respect to any such action, determination or interpretation. The foregoing sentence shall not limit any other rights to indemnification of the members of the Board under applicable law or Company policy.

5.4	Policy Filing Requirements

The Company shall file all disclosures with respect to this Policy in accordance with the requirements of the federal securities laws, including disclosures required by U.S. Securities and Exchange Commission filings.

5.5	Other Recovery Obligations; General Rights

To the extent that the application of this Policy would provide for recovery of Incentive-Based Compensation that the Company recovers pursuant to Section 304 of the Sarbanes-Oxley Act or other recovery obligations, the amount the relevant Covered Executive has already reimbursed the Company will be credited to the required recovery under this Policy. This Policy shall not limit the rights of the Company to take any other actions or pursue other remedies that the Company may deem appropriate under the circumstances and under applicable law, in each case to the extent permitted under the Listing Standards.

Nothing contained in this Policy, and no recoupment or recovery as contemplated by this Policy, shall limit any claims, damages or other legal remedies the Company or any of its affiliates may have against a Covered Executive arising out of or resulting from any actions or omissions by the Covered Executive.

5.6	Successors

This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

5.7	Governing Law; Venue

This Policy and all rights and obligations hereunder are governed by and construed in accordance with the internal laws of the State of New York, excluding any choice of law rules or principles that may direct the application of the laws of another jurisdiction. All actions arising out of or relating to this Policy shall be resolved in any state or federal court located within the State of Delaware.

5.8	Acknowledgement

Each of the Company’s Covered Executives shall sign and return to the Company, within 30 days following the later of (i) the Effective Date or (ii) the date the individual becomes a Covered Executive, the Clawback Policy Acknowledgment, pursuant to which the Covered Executive agrees to be bound by, and to comply with, the terms and conditions of this Policy.

6.	Definitions
6.1

“Accounting Restatement” means an accounting restatement of the Company’s financial statements due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

6.2

“Applicable Period” means the three completed fiscal years immediately preceding the date on which the Company is required to prepare an Accounting Restatement, as well as any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years (except that a transition period that comprises a period of at least nine months shall count as a completed fiscal year). The “date on which the Company is required to prepare an Accounting Restatement” is the earlier to occur of (A) the date the Audit Committee concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement or (B) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement, in each case regardless of if or when the restated financial statements are filed.

6.3

“Code” means the U.S. Internal Revenue Code of 1986, as amended. Reference to any Code provision includes any regulation thereunder and any successor provisions and regulations, and reference to regulations includes any applicable guidance or pronouncement of the Department of the Treasury and/or Internal Revenue Service.

6.4

“Covered Executives” means the Company’s current and former executive officers, as determined by the Committee in accordance with the definition of executive officer set forth in Rule 10D-1 and the Listing Standards.

6.5	“Erroneously Awarded Compensation” has the meaning set forth in Section 5.1(a) of this Policy.
6.6

“Financial Reporting Measure” means any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part from such measure. For the avoidance of doubt, Financial Reporting Measures include stock price and total shareholder return (“TSR”). A Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing with the Securities Exchange Commission to qualify as a “Financial Reporting Measure.”

6.7

“Incentive-Based Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure. Incentive-Based Compensation is “received” for purposes of this Policy in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of such Incentive-Based Compensation occurs after the end of that period. Incentive-Based Compensation that is subject to both a Financial Reporting Measure vesting condition and a service-based vesting condition shall be considered received when the relevant Financial Reporting Measure is achieved, even if the Incentive-Based Compensation continues to be subject to the service-based vesting condition.